FIRST CITY LIQUIDATING TRUST
                               CLASS C BENEFICIAL INTEREST

                           Filing Type: Schedule TO-T/A-3
                           Description: Tender Offer

                           Filing Date: January 31, 2002
                            Period End: N/A


             Primary Exchange: Over the Counter
                                     Ticker: FCFCZ


























                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO - T/A-3

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


---------------------------------------------------------------------------

                                  First City Liquidating Trust
                                   (Name of Subject Company)
---------------------------------------------------------------------------
                                     Corona Investments Corporation
                                         Russell S. Molina
                                  (Name of Filing Persons (Offeror))
---------------------------------------------------------------------------

                                           Class C Beneficial Interest
                                     (Title of Class of Securities)
---------------------------------------------------------------------------
                                           33762E 20 7
                      (CUSIP Number of Class of Securities)
---------------------------------------------------------------------------

                                      Russell S. Molina
                                 Corona Investments Corporation
                                       4900 Woodway Suite 650
                                        Houston, TX 77056
                                           877-966-3268

                (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

---------------------------------------------------------------------------
                                Copy to: Steven W. Schuster, Esq.
                                      McLaughlin & Stern, LLP
                                         260 Madison Avenue
                                         New York, NY 10023
                                           (212) 448-1100
---------------------------------------------------------------------------



                                    CALCULATION OF FILING FEE
--------------------------------------------------------------------------

Transaction Valuation*                            Amount of Filing Fee
----------------------------------------------------------------------------
$1,088,593.50                                                      $217.72**

     * For the purpose of calculating the fee only. Calculated by multiplying $1.50 per certificate tender offer price, by 725,729, the maximum number of Class C Certificates sought in this offer.

     ** Amount was previously paid. This amount was calculated as 1/50 of 1% of the transaction value.

[ ] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $152.84   Filing Party: Corona Investments Corporation
Form or Registration No.: SC TO-T/A-2   Date Filed: October 25, 2001

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

     Check the  following box if the filing is a final  amendment  reporting the
results           of          the          tender           offer:           [_]
------------------------------------------------------------------------------
--------------------------------------------------------------------------



     This Tender Offer Statement on Schedule TO-T/A-3 (this "Schedule TO-T/A-2") is the third amendment to the Schedule TO-T filed September 7, 2001 and the amended Schedule TO-T/A filed October 9, 2001 and further amended Schedule To-T/A-2 filed October 25, 2001 by Corona Investments Corporation and its controlling person, Russell S. Molina (the "Purchaser") to purchase all of the issued and outstanding Class C Beneficial Interest Certificates ("Shares") of First City Liquidating Trust (the "Trust") at a purchase price of $1.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the revised and updated Offer to Purchase dated October 9, 2001 (the "Offer to Purchase") and in the related revised and updated Letter of Transmittal dated October 9, 2001 (the "Letter of Transmittal"), copies of which have already been filed with the Securities and Exchange Commission on October 9, 2001 (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Shares are not entitled to any dividends. The Shares are last in line to the liquidated assets of the Trust and retain no voting rights. The Trust has no voting securities issued or outstanding. No change in Management's control or the Trust's assets will occur as a result of this Offer.

     All information in the Offer documents are incorporated herein by this reference in response to all of the items set forth in this Schedule TO-T/A-3.

     The following Items of the Schedule TO-T/A-3 contain information that has not been sent to the holders of the certificates evidencing the Shares.



         ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 8 of the Schedule TO is hereby amended by adding the following:

     (a) At 5:00 P.M., Houston time, on January 18, 2002 the extended tender offer expired. Based on a preliminary count, approximately 121,325 Shares were tendered and not withdrawn. As of close of business on January 18, 2002, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.

     As a result  on close of  business  on  January  18,  2002 Mr.  Molina,  as attorney in fact for the Group comprising of New Coronado Investment Corporation, Gordonville Corporation Inc and Corona Investments Corporation, controls 337,091 Shares representing 46.48% of the outstanding Shares.



                                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2002

                                       Corona Investments Corporation
                                       a Netherlands Antilles Corporation

                                       By:     /s/Russell S. Molina________
                                       Name:   Russell Molina______________
                                       Title:  Attorney-in-Fact____________